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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 Form 11-K
(Mark One)
            [ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2005

                                      OR
          [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

           For the transition period from             to
                                          -----------     ------------



                        Commission file number 0-23898

                   MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN

                            MITY ENTERPRISES, INC.
                             1301 West 400 North
                               Orem, Utah 84057


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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements as of December 31, 2005 and
2004 and for the Year Ended December 31, 2005 and
Supplemental Schedule as of December 31, 2005 and
Report of Independent Registered Public
Accounting Firm




MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN


TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December
   31, 2005 and 2004. . . . . . . . . . . . . . . . . . . . . . . . . .  4

 Statement of Changes in Net Assets Available for Benefits for
   the Year Ended December 31, 2005 . . . . . . . . . . . . . . . . . .  5

 Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . .  6

SUPPLEMENTAL SCHEDULE

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
  (Held at End of Year)as of December 31, 2005. . . . . . . . . . . . .  9


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974 have been omitted because they are not applicable.




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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
 Mity-Lite, Inc. Employee Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the Mity-Lite, Inc. Employee Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 28, 2006


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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS                                          2005               2004
                                            ------------       ------------
INVESTMENTS, At fair value
   Equity Securities                          $  804,121         $  686,432
   Mutual Funds                                2,083,105          1,686,505
   Money Market                                  337,228            319,022
   Participant loans                             121,237            129,400
                                            ------------       ------------
      Total investments                        3,345,691          2,821,359

RECEIVABLES:
   Employer contributions                        110,319             82,000
   Employee contributions                         20,097             15,583
                                            ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS             $3,476,107         $2,918,942
                                            ============       ============


See notes to financial statements.


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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005


INCREASES:
 Investment income:
   Interest and dividends                          $  108,209
   Net appreciation in fair value of investments      177,488
                                                 ------------
       Total investment income                        285,697
                                                 ------------
 Contributions:
   Employer                                           149,813
   Employee                                           276,537
                                                 ------------
       Total contributions                            426,350
                                                 ------------
       Total increases                                712,047
                                                 ------------

DECREASES:
 Distributions to participants                        129,872
 Administrative expenses                               25,010
                                                 ------------
       Total decreases                                154,882
                                                 ------------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS     557,165

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                  2,918,942
                                                 ------------
 End of year                                       $3,476,107
                                                 ============


See notes to financial statements.


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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED
DECEMBER 31, 2005

1.  DESCRIPTION OF THE PLAN

The following brief description of the Mity-Lite, Inc. (the "Company" and "Plan Sponsor") Employee Retirement Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code for substantially all employees of the Company, who are 21 years of age or older and who have completed six months of eligible service, working at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

PLAN AND TRUST ADMINISTRATION - The administration of the Plan is the responsibility of Company management. The assets of the Plan are maintained in a trust fund administered under a trust agreement with Central Bank (the "Plan Administrator").

CONTRIBUTIONS - Participants may elect to make contributions to the Plan of up to a maximum 15% of the participants' wages, including bonuses and overtime subject to certain Internal Revenue Code ("IRC") limitations. The Company makes a matching contribution of 25% of the participants' contributions up to a maximum of 3% of the participants' wages, including bonuses and overtime.
In addition, the Company provides for a discretionary matching contribution. The discretionary contribution was $106,910 for the year ended December 31, 2005. The Plan's assets are held in trust in pooled investment accounts and invested as elected by the participant under twenty-two options.

PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of the Company's discretionary contribution and Plan earnings. Each participant's account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

INVESTMENTS - Participants direct the investment of contributions into various investment options offered by the Plan. The plan currently offers twenty mutual funds, one money market account, and MITY Enterprises, Inc. common stock as investment options for participants.

VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company matching and discretionary contributions, plus earnings thereon, is based on years of continuous service. A participant vests 20% after two years of service, 20% per year for each succeeding year, and becomes 100% vested after six years of credited service. Forfeiture amounts from terminated employees are used to pay Plan administrative expenses. Any remaining forfeiture amounts are used to reduce employer contributions.

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PAYMENT OF BENEFITS - Payment of benefits of a participant's account balance are made upon retirement or at age 59-1/2, except in the event of death, disability, or termination. The amount of withdrawal and forfeiture is made in accordance with the Plan's vesting schedule. Subject to the provisions of the Plan, a participant may elect to receive any amount to which he or she is entitled under the Plan in the form of a lump sum, single life annuity, joint and survivor annuity, or in periodic payments distributed on a monthly, quarterly, semi-annual, or annual basis.

INCOME TAX STATUS - The Plan's administrator has received a favorable determination letter from the Internal Revenue Service dated August 30, 2001, for the prototype plan after which this plan is modeled. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan Sponsor believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Sponsor believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at one percent over prime at the time funds are borrowed. Principal and interest is paid ratably over periods up to 60 months through payroll deductions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

INVESTMENTS - Investments in mutual funds and the Company's stock are carried at fair value based upon quoted market prices. Participant loans are carried at cost, which approximates fair value. Unrealized appreciation or depreciation is determined based on the fair value of investments at the beginning of the Plan year and is recorded in the statement of changes in net assets available for benefits. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. As of December 31, 2005 and 2004, there were no unpaid benefits for terminated employees.

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PLAN EXPENSES - Administrative costs for the year ended December 31, 2005 were
$25,010. Costs paid by the Company on behalf of the Plan were not significant during the year ended December 31, 2005.


3.  INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004 are as follows:

CURRENT VALUE OF ASSETS                         2005               2004
                                            ------------       ------------
Equity securities - MITY Enterprises, Inc.
 common stock                                 $  804,121         $ 686,432
Mutual funds:
 Neuberger Berman High Income Fund               210,948           191,189
 Fidelity Dividend Growth Fund                   233,822           240,366
 C&B Mid Cap Value Fund                          234,094           193,534
 Calamos Growth A Fund                           206,857           148,288
 RS Partners Fund                                234,697           217,218
 Julius Baer International Fund                  188,725           160,477
Money market - Central Bank Money Market         337,228           319,022


For the year ended December 31, 2005, the Plan's investment's (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Equity securities - MITY ENTERPRISES, Inc. common stock    $ 130,809
Mutual funds                                                  46,679
                                                        ------------
 Net appreciation in fair value of investments            $  177,488
                                                        ============

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the Plan for the investment management services were $25,010 for the year ended December 31, 2005. The money market investment option offered by the Plan is managed by the Plan Administrator.


5.  RELATED-PARTY TRANSACTIONS

At December 31, 2005 and 2004, the Plan held 45,125 and 46,007 shares, respectively, of common stock of the Company with a fair value of $804,121 and $686,432, respectively.


6.  PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

                                 * * * * * *

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MITY-LITE, INC.
EMPLOYEE RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

                                  DESCRIPTION OF INVESTMENT
                                   INCLUDING MATURITY DATE
                                 RATE OF INTEREST, COLLATERAL,       CURRENT
ASSET DESCRIPTION                   PAR, OR MATURITY VALUE            VALUE
---------------------------      -----------------------------    ------------
MITY Enterprises, Inc. common stock*      45,125 shares           $  804,121
Central Bank Money Market*               337,228 shares              337,228
Pimco Total Return                         7,931 shares               83,279
Neuberger Berman High Income Fund         23,156 shares              210,948
Fidelity Dividend Growth Fund              8,122 shares              233,822
Oakmark Fund                               3,034 shares              124,015
Marisco Focus Fund                         6,821 shares              124,272
C&B Mid Cap Value Fund                    11,775 shares              234,094
Calamos Growth A Fund                      3,757 shares              206,857
Wasatch Small Cap Value Fund              12,079 shares               60,517
RS Partners Fund                           7,110 shares              234,697
FBR Small Cap Fund                           597 shares               25,130
Oakmark International Fund                 2,595 shares               58,430
Julius Baer International Fund             5,325 shares              188,725
Pimco Real Return Fund                     2,439 shares               27,027
Pimco Emerging Markets Bond Fund           1,446 shares               16,142
Ameristock Fund                            1,199 shares               46,155
RS Global Natural Resources Fund             979 shares               31,957
Wasatch Small Cap Growth Fund                540 shares               19,813
William Blair Intl Growth Fund               641 shares               16,176
Oakmark Select Fund                        2,078 shares               68,377
Gartmore Stable Value Fund                 3,787 shares               72,672
Participant loans*                27 loans with interest rates
                                  ranging from 5.00% to 7.75%
                                  due over periods of up to 60
                                  months                             121,237
                                                                  ----------
Total investments                                                 $3,345,691
                                                                  ==========

* Party-in-interest


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                          SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

               MITY-LITE, INC. EMPLOYEE RETIREMENT PLAN



Date: June 28, 2006                       By: /s/ Paul R. Killpack
                                              --------------------------
                                              Paul R. Killpack
                                              Chief Financial Officer,
                                              MITY Enterprises, Inc.



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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-85248 and in the Post-Effective Amendment No. 2 to Registration Statement No. 333-11355 of MITY Enterprises, Inc. on Forms S-8 of our report dated June 28, 2006, appearing in this Annual Report on Form 11-K of Mity-Lite, Inc. Employee Retirement Plan for the year ended December 31, 2005.


DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 28, 2006